Exhibit 12.1

TIFFANY & CO.

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended April 30,
(dollars in millions)	2018		2017

Earnings from operations before income taxes	$190.5		$136.1
Fixed charges, less capitalized interest	32.7		31.0
Total earnings as defined	$223.2		$167.1

Fixed Charges:
Interest expense before capitalization of interest [a]	$9.1		$9.9
Estimated interest portion of rent expense	23.8		21.2
Total fixed charges [b]	$32.9		$31.1

Ratio of Earnings to Fixed Charges	6.8	x	5.4	x

[a]	Interest expense does not include interest related to uncertain tax positions and other non-third party indebtedness.

[b]	Fixed charges represent interest expense (before interest is capitalized), amortization of deferred financing costs and an appropriate interest factor on operating leases.